File No. 82-188
October 31, 2007

Re: Kirin Holdings Company, Limited – Timely Disclosure of News Release

Dear Ladies and Gentlemen:

In connection with our timely disclosure of news release, we hereby furnish you with a copy of the following information, which we are submitting simultaneously to the Securities and Exchange Commission:

News release re:

- **Notice with Respect to an Amendment to "Notification with Respect to Commencement of Tender Offer for Shares of Kyowa Kogyo Co., Ltd."**

If you have any further questions or requests for additional information please do not hesitate to contact Makoto Ando at 011-813-5540-3455(telephone) or 011-813-5540-3550(facsimile).

Very truly yours,

Kirin Holdings Company, Limited

By ______________

Name: Makoto Ando
Title: IR Manager,
Corporate Communications Dept.

October 31, 2007

For Immediate Release

Company Name: Kirin Holdings Company, Limited
Name of Representative: Kazuyasu Kato, President and CEO
Stock Code: 2503
Direct your queries to: Ippei Maeda, Corporate Communications Director
Tel: +81-(0)3-5540-3455

Notice with Respect to an Amendment to "Notification with Respect to Commencement of Tender Offer for Shares of Kyowa Hakko Kogyo Co., Ltd."

Kirin Holdings Company, Limited (the "Tender Offeror" or the "Company") resolved at the meeting of its Board of Directors held on October 22, 2007, to acquire 111,578,000 shares of common stock of Kyowa Hakko Kogyo Co., Ltd. (the "Target Company" or "Kyowa Hakko") (stock code: 4151, the first section of the Tokyo Stock Exchange) through a tender offer (the "Tender Offer") and announced the Tender Offer on the same day in the press release "Notification with Respect to Commencement of Tender Offer for Shares of Kyowa Hakko Kogyo Co., Ltd."

Today, in addition to placing a public notice announcing the commencement of the Tender Offer, the Company filed the Tender Offer Registration Statement with the Kanto Local Finance Bureau. In connection with the filing, the Company would like to provide notice of a partial amendment which has been made to the press release "Notification with Respect to Commencement of Tender Offer for Shares of Kyowa Hakko Kogyo Co., Ltd.", announced on October 22, 2007.

The public notice announcing the commencement of the Tender Offer and the Tender Offer Registration Statement are both disclosed to the public (*in Japanese*) on EDINET, the website maintained by the Financial Services Agency (*http://info.edinet.go.jp/EdiHtml/main.htm*).

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2. Description of Tender Offer

(6) Changes in Ownership Percentage of Share Certificates and Other Securities due to the Tender Offer

The amended sections are underlined below.

【Prior to Amendment】

Number of Voting Rights Represented by Share Certificates and Other Securities Owned by Tender Offeror prior to the Tender Offer	1 unit	(Ownership Percentage of Share Certificates and Other Securities prior to the Tender Offer: 0.00%)
Number of Voting Rights Represented by Share Certificates and Other Securities to be Purchased	111,578 units	(Ownership Percentage of Share Certificates and Other Securities after the Tender Offer: 28.12%)
Total Number of Voting Rights of Shareholders and Other Parties of the Target Company	391,528 units	

(Note 1) The "Number of Voting Rights Represented by Share Certificates and Other Securities to be Purchased" is the number of voting rights with respect to the "Number Scheduled to be Purchased Represented by Shares" for the Tender Offer.

(Note 2) Although stock acquisition rights issued through the Target Company's stock option plan based on the provisions of Articles 280-20 and 280-21 of the former Commercial Code prior to its amendment pursuant to the Law for Partial Revision to the Commercial Code (Law No.87, 2005), and Articles 236, 238 and 239 of the Japanese Company Law, may be exercised prior to the last day of the Tender Offer Period (as defined above), stock of the Target Company which will be issued upon such exercise of stock acquisition rights (the maximum number of which is 336,000 shares) shall also be subject to the Tender Offer.

(Note 3) The "Total Number of Voting Rights of Shareholders and Other Parties of the Target Company" represents the number of voting rights of all of the shareholders as of the fiscal year ended March 31, 2007 as described in the 84th Annual Securities Report submitted by the Target Company to the Kanto Local Finance Bureau on June 20, 2007. However, because shares constituting less than a whole unit are also subject to purchase through the Tender Offer, for the purpose of calculating "Ownership Percentage of Share Certificates and Other Securities after Tender Offer", the "Total Number of Voting Rights of Shareholders and other Parties" is calculated to be 396,771 units. This number is calculated by subtracting the number of voting rights (1,404 units) represented by the number of treasury shares held by the Target Company (1,404,000 shares) that are not scheduled to be acquired through the Tender Offer, from 398,175 units, which includes the sum of (i) the number of voting rights (6,311 units) represented by the number of shares constituting less than a whole unit (6,311,555 shares) recorded in the 84th Annual Securities Report and (ii) the number of voting rights (336 units) represented by the number of shares of common stock of the Target Company which may be issued upon exercise of the stock acquisition rights in relation to the stock option plan prior to the last day of the Tender Offer Period (336,000 shares).

(Note 4) The "Ownership Percentage of Share Certificates and Other Securities prior to the Tender Offer" and "Ownership Percentage of Share Certificates and Other Securities after the Tender Offer" are rounded to the nearest hundredth of a percent.

[Post-Amendment]

Number of Voting Rights Represented by Share Certificates and Other Securities Owned by Tender Offeror prior to the Tender Offer	1 unit	(Ownership Percentage of Share Certificates and Other Securities prior to the Tender Offer: 0.00%)
Number of Voting Rights Represented by Share Certificates and Other Securities to be Purchased	111,578 units	(Ownership Percentage of Share Certificates and Other Securities after the Tender Offer: 28.02%)
Total Number of Voting Rights of Shareholders and Other Parties of the Target Company	391,528 units	

(Note 1) The "Number of Voting Rights Represented by Share Certificates and Other Securities to be Purchased" is the number of voting rights with respect to the "Number Scheduled to be Purchased Represented by Shares" for the Tender Offer.

(Note 2) Although stock acquisition rights issued through the Target Company's stock option plan based on the provisions of Articles 280-20 and 280-21 of the former Commercial Code prior to its amendment pursuant to the Law for Partial Revision to the Commercial Code (Law No.87, 2005), and Articles 236, 238 and 239 of the Japanese Company Law, may be exercised prior to the last day of the Tender Offer Period (as defined above), stock of the Target Company which will be delivered upon such

exercise of stock acquisition rights (the maximum number of which is 336,000 shares) shall also be subject to the Tender Offer.

(Note 3) The "Total Number of Voting Rights of Shareholders and Other Parties of the Target Company" represents the number of voting rights of all of the shareholders as of the fiscal year ended March 31, 2007 as described in the 84th Annual Securities Report submitted by the Target Company to the Kanto Local Finance Bureau on June 20, 2007. However, because shares constituting less than a whole unit are also subject to purchase through the Tender Offer, for the purpose of calculating "Ownership Percentage of Share Certificates and Other Securities after Tender Offer", the "Total Number of Voting Rights of Shareholders and other Parties" is calculated to be 398,255 units. This number includes the sum of (i) the number of voting rights (6,311 units) represented by the number of shares constituting less than a whole unit (6,311,555 shares) recorded in the 84th Annual Securities Report, (ii) the number of voting rights (336 units) represented by the number of shares of common stock of the Target Company which may be delivered upon exercise of the stock acquisition rights in relation to the stock option plan prior to the last day of the Tender Offer Period (336,000 shares) and (iii) the number of voting rights (80 units) represented by the number of shares of common stock of the Target Company held by Japan Synthetic Alcohol Co., Ltd. (80,000 shares) which is not included in the number of voting rights recorded in the 84th Annual Securities Report but the Tender Offeror may possibly acquire through the Tender Offer.

(Note 4) The "Ownership Percentage of Share Certificates and Other Securities prior to the Tender Offer" and "Ownership Percentage of Share Certificates and Other Securities after the Tender Offer" are rounded to the nearest hundredth of a percent.

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3. Other Matters

(2) Other Relevant Information which Investors May Need in Evaluating the Tender Offer

[Prior to Amendment]

a. The Target Company disclosed its financial and business performance results for the first quarter of the fiscal year ending March 2008 on July 27, 2007 to the Tokyo Stock Exchange as follows. The results were not audited by a corporate auditor as stipulated in Article 193-2 of the Law. The outline below of the disclosure was partially extracted from the information disclosed by the Target Company. The Tender Offeror is not in a position to conduct an independent verification of the accuracy and integrity of the information and did not actually conduct such verification.

(1) Consolidated Profit and Loss (April 1, 2007 ~ June 30, 2007) (millions of yen)

First Quarter Accounting Period	First Quarter of Fiscal Year ending March 2008 (85th Term)
Net sales	94,978
Cost of sales	58,447
Sales, general and administrative expenses	28,960
Non-operating income	1,944
Non-operating expenses	1,139
Net quarterly income	5,319

(2) Per Share Information (from April 1, 2007 through June 30, 2007) (yen)

First Quarter Accounting Period	First Quarter of Fiscal Year ending March 2008 (85th Term)
Net quarterly income per share	13.37
Net assets per share	617.36

b. On July 27, 2007, the Target Company disclosed revisions to its consolidated business forecasts for the fiscal year ending March 31, 2008 to the Tokyo Stock Exchange as follows. The outline below was partially extracted from the information disclosed by the Target Company. The Tender Offeror is not in a position to conduct an independent verification of the accuracy and integrity of the information and did not actually conduct such verification

(1) The Target Company revised its consolidated business forecasts for the fiscal year ending March 31, 2008 as follows:

	Net sales		Operating income		Ordinary income		Net income		Net income per share
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)	(yen)
Interim period	193,000	11.5	15,000	2.9	16,000	5.7	10,000	151.0	25.13
Fiscal year	395,000	11.5	36,000	17.3	36,000	16.5	26,000	104.8	65.35

(Note) The percentages above represent the changes as compared to the figures from the same respective periods of the previous year

(2) Reason for the Revisions

The Target Company revised its consolidated business forecasts for the interim period and fiscal year ending September 30, 2007 and March 31, 2008, respectively, which were originally announced together with the financial results on April 27, 2007. The upward revisions were made in light of the favorable business operations in the first quarter with developments exceeding original plans, especially in the Pharmaceuticals Business Unit and the Bio-Chemicals Business.

c. On October 16, 2007, the Target Company disclosed revisions to its consolidated business forecasts for the interim period of the fiscal year ending March 31, 2008 to the Tokyo Stock Exchange. The outline below was partially extracted from the information disclosed by the Target Company. The Tender Offeror is not in a position to conduct an independent verification of the accuracy and integrity of the information and did not actually conduct such verification.

(1) The consolidated business forecasts for the interim period of the fiscal year ending March 31, 2008 have been revised as follows:

	Net sales (millions of yen)	Operating income (millions of yen)	Ordinary income (millions of yen)	Interim net income (millions of yen)	Interim net income per share (yen)
Previous forecast (A)	193,000	15,000	16,000	10,000	25.13
Revised forecasts (B)	192,600	18,200	18,000	11,000	27.65
Increase/(Decrease) (B-A)	(400)	3,200	2,000	1,000	2.52
Rate of change (%)	(0.2%)	21.3%	12.5%	10.0%	10.0%
(For reference): Results for interim period ended September 30, 2006	173,139	14,570	15,137	3,984	9.66

(2) Reason for Revisions

Net sales for the current interim period are expected to remain at around the same level as the previous forecasts. However, as a result of a shift in research and development and other expenses to the second half of the fiscal year and cost savings, profits, both consolidated and unconsolidated results, are expected to exceed the previous forecasts.

Because the research and development and other expenses are expected to be incurred in the second half of the fiscal year, the full year forecasts, as disclosed on July 27, 2007, will not be revised.

【Post-Amendment】

On October 29, 2007, the Target Company disclosed its financial results for the interim period ended September 30, 2007 to the Tokyo Stock Exchange. Nonconsolidated profit and loss of the Target Company for the interim period based on such disclosure are as follows. The outline below was partially extracted from the information disclosed by the Target Company. The Tender Offeror is not in a position to conduct an independent verification of the accuracy and integrity of the information and did not actually conduct such verification.

(1) Profit and Loss (Nonconsolidated) (In million yen)

	Interim period ended September 30, 2007 (85th Term)
Sales	89,709
Cost of sales	38,204
Selling, general and administrative expenses	40,785
Non-operating income	4,152
Non-operating expenses	1,501
Net income (interim)	9,151

(2) Per share information (Nonconsolidated) (yen)

	Interim period ended September 30, 2007 (85th Term)
Net profit per share (interim)	23.00
Net assets per share	511.61

END